SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE
ACT OF 1934

Amendment No. 1

CINCOR PHARMA, INC.
(Name of Subject Company (Issuer))

CINNAMON ACQUISITION, INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

17240Y109
(CUSIP Number of Class of Securities (Underlying Common Stock))

Adrian Kemp

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

England

Telephone: +44 20 3749 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$158,137	Filing party:	Cinnamon Acquisition, Inc., AstraZeneca Finance and Holdings Inc. and AstraZeneca Plc
Form or Registration No.:	Schedule TO	Date filed:	January 23, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as further amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission on January 23, 2023, by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and direct wholly owned subsidiary of AstraZeneca (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the offer by Purchaser, pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among CinCor Pharma, Inc., a Delaware corporation (“CinCor”), Parent and Purchaser to purchase all of the outstanding shares of common stock, $0.00001 par value per share (the “Shares”), of CinCor in exchange for (i) $26.00 per Share in cash, plus (ii) one contingent value right per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement in the form attached as Exhibit E to the Merger Agreement, in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11

1.	The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sentence as a new paragraph after the fourth paragraph at the end of Section 16—“Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” of the Offer to Purchase on page 59.

“Each of Parent and CinCor filed notification and report forms under the HSR Act with the Antitrust Division and the FTC on January 23, 2023.”

2.	The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase on page 60:

“Certain Litigation

As of this filing, four purported stockholders of CinCor have filed complaints in federal court regarding the Transactions. The first and second complaints were filed on January 23, 2023 and January 25, 2023, respectively, in the United States District Court for the Southern District of New York and are captioned O’Dell v. CinCor Pharma, Inc., et al., No. 1:23-cv-00556 and Johnson v. CinCor Pharma, Inc., et al., No. 1:23-cv-00646. The third complaint was filed on January 26, 2023 in the United States District Court for the District of Delaware and is captioned Kent v. CinCor Pharma, Inc. et al., No. 1:23-cv-00095-UNA. The fourth complaint was filed on January 27, 2023 in the United States District Court for the Southern District of New York and is captioned Lawrence v. CinCor Pharma, Inc., et al., No. 1:23-cv-00740. The aforementioned four complaints are collectively referred to as the “Complaints.” The Complaints name as defendants CinCor and each member of the Board (collectively, the “CinCor Defendants”). The Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14a-9 and Rule 14d-9 promulgated thereunder, against all CinCor Defendants and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the plaintiffs.

In addition, as of this filing, CinCor had received six demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional complaints or demand letters may be filed against or received by CinCor, the Board, AstraZeneca, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, CinCor and AstraZeneca will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

ASTRAZENECA FINANCE AND HOLDINGS INC.

By:	/s/ David White
Name: David White
Title: Treasurer

CINNAMON ACQUISITION, INC.

By:	/s/ David White
Name: David White
Title: Treasurer

Date: February 3, 2023